2023

PiggyBack

2023

Annual Report

TABLE OF CONTENTS

Annual Report Purpose

Understanding the Numbers

This annual financial report provides business insights for PiggyBack Network Inc. Objective is to show the financial health and performance for 2023 focusing on profitability, efficiency and liquidity.

The report seeks to shows the prospects of the company in its current position while showing historical trends using different methods of analysis.

It includes all the relevant information at your fingertips, offering the ability to visualize and analyze key financial data, uncover fresh insights, spot vital financial trends, identify strengths and weaknesses and improve communication throughout the organization.

Annual report contains key information on PiggyBack Network Inc financial position with metrics such as:

- ability to pay debts as they come due
- debt structure
- gross and net profit or loss and its drivers
- growth over multiple years
- proportion of operational expenses to revenue generated.

The three elements that form the basis of analysis:

- Profit and loss statement
- Balance sheet
- Cash flow statement

The report also admits the fact that some analysis conducted has limitations because of the vast amounts of variables that may be related or unrelated to the business.

Takeaways

2023: Net Profit was ($131.6k).

2023: Net Assets was $28.4k.

2023: Net Cash Increase For Period was $20.5k.

2023: Gross Profit Margin was 100%.

2023: Current Ratio was 2.37.



Profit & Loss

The profit and loss (P&L) summarizes the revenues, costs, and expenses incurred through 2023 . The P&L statement is synonymous with the income statement. These records provide information about PiggyBack Network Inc's ability or inability to generate profit by increasing revenue, reducing costs, or some combination thereof.

Net Profit
($131.6k)
↑ **2023: Net Profit was $158.1k higher than 2022.**

Gross Profit Margin
100%

Net Profit Margin
(83792%)

Total Income
$157
↑ **2023: Income was $31 higher than 2022.**

$0	$227.9k	$157	($227.7k)
Total Cost of Goods Sold	**Total Expense**	**Gross Profit**	**Net Operating Income**
2023: Cost of Goods Sold ($0) has seen no change from 2022 ($0).	↓ 2023: Total Expense was $62.3k lower than 2022.	↑ 2023: Gross Profit was $31 higher than 2022.	↑ 2023: Net Operating Income was $62.3k higher than 2022.

Profit & Loss - Overview

	2022	2023	CHANGE
Income	126	157	31 ▲
Cost of Goods Sold	-	-	-
Gross Profit	126	157	31 ▲
Total Expense	290,177	227,864	-62,313 ▼
Net Operating Income	-290,051	-227,707	62,344 ▲
Total Other Income	541	96,334	95,793 ▲
Total Other Expense	140	180	39 ▲
Net Profit	**-289,651**	**-131,553**	**158,097 ▲**

Total Income &
Profitability

	2023
Income per Net Working Day	$1
Net Profit per Net Working Day	-$506

Total Income 2023 with YoY Growth



Gross Profit Margin shows the profit left after covering costs of providing core business operations. It is a share of Gross Profit in Total Income. A good Gross Profit Margin is high enough to cover overhead and leave a reasonable Net Profit.

Net Profit Margin shows the profit earned per dollar of income. A 10% Net Profit Margin is considered an excellent ratio. If your company has a low Net Profit Margin you are making very little profit after all costs. That implies the revenue is getting eaten up by expenses. It also increases the risk your firm will be unable to meet obligations. With a low margin, a sudden dip in sales over the next month or year could turn your company unprofitable. A high margin indicates your company has solid competitive advantages.

Profit Margins 2023



Cost of Goods Sold & **Total Expense**

Because COGS is a cost of doing core business, it is recorded as a business expense on the income statements. Knowing COGS helps analysts, investors and managers estimate the company's bottom line. If COGS increases, Gross Profit will decrease. Gross Profit should be high enough to cover overhead costs recorded as Total Expense and leave a reasonable Net Profit.

	% of Income
Cost of Goods Sold	
Total Expense	145137%

Total Income to COGS and Gross Profit 2023


0
0
0
0
0
0
0
0
117
0
20
0
20
Jan 23
Feb 23
Mar 23
Apr 23
May 23
Jun 23
Jul 23
Aug 23
Sep 23
Oct 23
Nov 23
Dec 23
Cost of Goods Sold
Gross Profit

Overhead Costs (Total Expense) as % of Income 2023


85548%
47035%
16456%
Jan 23
Feb 23
Mar 23
Apr 23
May 23
Jun 23
Jul 23
Aug 23
Sep 23
Oct 23
Nov 23
Dec 23

Total Expense 2023


12.7k
22k
22.3k
11.9k
11k
22.1k
16.1k
20.8k
19.3k
17.1k
43.4k
9.4k
Jan 23
Feb 23
Mar 23
Apr 23
May 23
Jun 23
Jul 23
Aug 23
Sep 23
Oct 23
Nov 23
Dec 23

Assets & Liabilities

Assets and Liabilities knowledge is imperative for accounting records and developing business plans, especially when applying for a business loan or line of credit. However, knowing your assets and liabilities is valuable knowledge for general and managerial operations.

Liabilities
$17.7k

↑ **2023: Liabilities were $20.8k higher than 2022.**

● Current Liabilities 17.7k (100%)

Net Assets
$28.4k

↑ 2023: Net Assets were $10 higher than 2022.

Balance Sheet

	2023
Assets	**46,141**
Current Assets	42,012
Fixed Assets	4,129
Other Assets	
Liabilities and Equity	**46,141**
Liabilities	17,726
Equity	28,415

Assets
$46.1k

↑ **2023: Assets were $20.8k higher than 2022.**

● Bank Accounts 42k (100%)

There are two types of assets: current and fixed assets. Current assets can be quickly converted into cash. They include cash, accounts receivable, and inventory. The more current assets a small business has, the better, as this means they can survive longer without borrowing money. Fixed assets are physical items that last over a year and have financial value to a company, such as computers, equipment, and tools.

Liabilities represent financial obligations of the company. They show indebtedness and are grouped based on their liquidity. Current Liabilities are those due in the current year and they represent money owed for operating expenses. Long-Term Liabilities represent debt that will not be due for at least a year.

Cash
Management

Cash Management section analyzes several important liquidity ratios. Current Ratio and Working Capital measure PiggyBack Network Inc's ability to meet the demands for cash as they arise or to satisfy its current debt and other payables - called operating expenses. A Current Ratio of less than 1 indicates that the company may have problems meeting its short-term obligations. Working Capital is critical since it is used to meet all financial obligations within the coming year.

$24.3k
Working Capital

2023: Working Capital was $302 lower than 2022.

	2023	Change to Prior Year
Current Assets	42,012	20,537 ▲
Current Liabilities	17,726	20,839 ▲
Working Capital	24,286	-302 ▼
Current Ratio	2.37	9.27 ▲

2.37
Current Ratio

2023: Current Ratio was 9.27 higher than 2022.

Liquidity



-12.7k 18.4k -20.2k -11.9k -5.9k -2.5k 36.9k -16.1k 10.3k -20.8k 34.9k -7.1k -15.9k -43.4k 25.6k 15.6k
-22k -22.1k

Jan 23 Feb 23 Mar 23 Apr 23 May 23 Jun 23 Jul 23 Aug 23 Sep 23 Oct 23 Nov 23 Dec 23

━●━ Net Income   ┄●┄ Net Cash Increase For Period

Cash Flow

	2023	Change to Prior Year
Operating Activities	-110,714	180,050 ▲
Investing Activities	-312	1,405 ▲
Financing Activities	131,564	-178,443 ▼
Net Cash Increase For Period	**20,537**	**3,012 ▲**

$42k
Bank Accounts

2023: Bank Accounts were $20.5k higher than 2022.

Financial
Performance

An overview of how efficiently PiggyBack Network Inc is spending capital while providing a snapshot of the main metrics on PiggyBack Network Inc's balance sheet.

Accounts Receivable
$0

Accounts Payable
$0

Return on Assets (ROA)

The Return on Assets (ROA) percentage indicates how well your business manages its balance sheet to generate profits. Looking at your ROA and comparing it to others can help you improve future business performance (e.g., increasing profits)

	2022	2023	CHANGE
Net Profit	-289,651	-131,553	158,097 ▲
Assets	25,291	46,141	20,849 ▲
ROA	-1145.26%	-285.11%	860.14% ▲

Return on Equity (ROE)

Because shareholders' equity is equal to a company's assets minus its debt, ROE is considered the return on net assets. ROE percentage indicates how efficient PiggyBack Network Inc is at generating growth from its Equity.

	2022	2023	CHANGE
Net Profit	-289,651	-131,553	158,097 ▲
Equity	28,405	28,415	10 ▲
ROE	-1020%	-463%	557% ▲

Debt to Equity

Debt to Equity Ratio measures the share of total liabilities in the shareholder equity and is used to evaluate a company's financial leverage. A ratio of 2 means a company relies twice as much on debt to drive growth than it does on equity, and that creditors, therefore, own two-thirds of the company's assets.

	2022	2023	CHANGE
Equity	28,405	28,415	10 ▲
Liabilities	-3,113	17,726	20,839 ▲
Debt to Equity	-0.11	0.62	0.73



Profit and Loss

PiggyBack Network Inc

	2023	% Income	+/-	% +/-	**2022**	% Income
Income						
Sales	157	100%	31	25%	126	100%
Total Income	**157**	**100%**	**31**	**25%**	**126**	**100%**
Cost of Goods Sold						
Total Cost of Goods Sold						
Gross Profit	157	100%	31	25%	126	100%
Expense						
Advertising & marketing	666	424%	-12,964	-95%	13,630	10850%
Listing fees	1,128	719%	1,079	2179%	50	39%
Social media	18,826	11991%	-64,696	-77%	83,522	66488%
Website ads			-6,829	-100%	6,829	5436%
Total Advertising & marketing	**20,621**	**13134%**	**-83,410**	**-80%**	**104,031**	**82814%**
Business licenses	26	17%	26			
Commissions & fees			-7,812	-100%	7,812	6219%
Contract labor	37,640	23975%	-14,629	-28%	52,269	41609%
Contributions to charities	204	130%	-2,187	-91%	2,392	1904%
Donation	3,350	2134%	3,350			
General business expenses						
Bank fees & service charges	234	149%	234			
Memberships & subscriptions	975	621%	975			
Total General business expenses	**1,209**	**770%**	**1,209**			
Gusto Fees	592	377%	494	503%	98	78%
Insurance						
Liability insurance	25,885	16487%	25,885			
Total Insurance	**25,885**	**16487%**	**25,885**			
Legal & accounting services						
Accounting fees	7,500	4777%	-1,599	-18%	9,099	7243%
Legal Fees	1,187	756%	-5,829	-83%	7,017	5585%
Total Legal & accounting services	**8,687**	**5533%**	**-7,428**	**-46%**	**16,115**	**12829%**
Meals			-81	-100%	81	64%
Meals with clients	1,183	754%	-909	-43%	2,092	1665%
Travel meals			-893	-100%	893	711%
Total Meals	**1,183**	**754%**	**-1,882**	**-61%**	**3,065**	**2440%**
Office expenses	55	35%	-1,545	-97%	1,600	1274%
Merchant account fees			-49	-100%	49	39%
Office supplies	1,336	851%	-2,780	-68%	4,117	3277%
Printing & photocopying	526	335%	-5,222	-91%	5,748	4576%
Shipping & postage	20	13%	20			
Small tools & equipment			-32	-100%	32	26%
Software & apps	40,554	25830%	6,318	18%	34,236	27253%
Total Office expenses	**42,491**	**27064%**	**-3,291**	**-7%**	**45,782**	**36445%**
Payroll expenses	5,135	3270%	4,936	2480%	199	158%
Payroll taxes	6,908	4400%	-133	-2%	7,041	5605%

Profit and Loss

PiggyBack Network Inc

	2023	% Income	+/-	% +/-	**2022**	% Income
Salaries & wages	66,000	42038%	27,543	72%	38,457	30614%
Total Payroll expenses	**78,043**	**49709%**	**32,346**	**71%**	**45,697**	**36377%**
Professional fees	625	398%	436	231%	189	150%
Reimbursable Expenses	3,975	2532%	2,846	252%	1,129	898%
Rent			-1,000	-100%	1,000	796%
Building & land rent	1,500	955%	-2	0%	1,502	1196%
Total Rent	**1,500**	**955%**	**-1,002**	**-40%**	**2,502**	**1992%**
Repairs & maintenance	125	80%	-453	-78%	578	460%
Taxes paid	550	350%	550			
Total Taxes paid	**550**	**350%**	**550**			
Travel						
Airfare			-3,348	-100%	3,348	2665%
Hotels	158	101%	-3,938	-96%	4,096	3261%
Taxis or shared rides	797	507%	-56	-7%	853	679%
Total Travel	**955**	**608%**	**-7,343**	**-88%**	**8,298**	**6605%**
Utilities			-149	-100%	149	119%
Internet & TV services	65	41%	17	35%	48	38%
Phone service	138	88%	115	498%	23	18%
Total Utilities	**203**	**129%**	**-17**	**-8%**	**220**	**175%**
Total Expense	**227,864**	**145137%**	**-62,313**	**-21%**	**290,177**	**230996%**
Net Operating Income	-227,707	-145037%	62,344	21%	-290,051	-230896%
Other Income						
Crowd Funding	64,160	40866%	64,160			
Grant	5,000	3185%	5,000			
Interest earned	81	52%	-460	-85%	541	431%
Other Income	2,093	1333%	2,093			
Prize Winning	25,000	15924%	25,000			
Total Other Income	**96,334**	**61359%**	**95,793**	**17705%**	**541**	**431%**
Other Expense						
Vehicle expenses						
Parking & tolls	142	90%	2	1%	140	112%
Vehicle repairs	38	24%	38			
Total Vehicle expenses	**180**	**114%**	**39**	**28%**	**140**	**112%**
Total Other Expense	**180**	**114%**	**39**	**28%**	**140**	**112%**
Net Profit	-131,553	-83792%	158,097	55%	-289,651	-230577%

Balance Sheet

PiggyBack Network Inc

	2023	+/-	% +/-	2022
Assets				
Current Assets				
Bank Accounts				
Analysis Checking (1818) - 2	38,002	39,096	3572%	-1,095
BUS COMPLETE CHK (1369) - 1	3,605	3,314	1141%	290
Cash	400			400
Startup MMA (1822) - 2	5	-21,873	-100%	21,878
Total Bank Accounts	**42,012**	**20,537**	**96%**	**21,474**
Accounts Receivable				
Total Accounts Receivable				
Other Current Assets				
Total Other Current Assets				
Total Current Assets	**42,012**	**20,537**	**96%**	**21,474**
Fixed Assets				
Long- term office equipment	4,129	312	8%	3,817
Total Fixed Assets	**4,129**	**312**	**8%**	**3,817**
Other Assets				
Total Other Assets				
Total Assets	**46,141**	**20,849**	**82%**	**25,291**
Liabilities and Equity				
Liabilities				
Current Liabilities				
Accounts Payable				
Total Accounts Payable				
Credit Card				
IN,PIGGYBACK NETWORK (5569) - 2	1,722	4,871	155%	-3,149
SVB MasterCard (5403) - 2		-36	-100%	36
Total Credit Card	**1,722**	**4,835**	**155%**	**-3,113**
Other Current Liabilities				
Accelerator Ventures- Investment	16,004	16,004		
Total Other Current Liabilities	**16,004**	**16,004**		
Total Current Liabilities	**17,726**	**20,839**	**669%**	**-3,113**
Long- Term Liabilities				
Total Long- Term Liabilities				
Total Liabilities	**17,726**	**20,839**	**669%**	**-3,113**
Equity				
Net Income	-131,553	158,097	55%	-289,651
Owner's Investment	454,066	126,477	39%	327,589
Owner's Pay & Personal Expense	1,500	5,087	142%	-3,587
Retained Earnings	-295,597	-289,651	-4871%	-5,947
Total Equity	**28,415**	**10**	**0%**	**28,405**
Total Liabilities and Equity	**46,141**	**20,849**	**82%**	**25,291**

Cash Flow Statement

PiggyBack Network Inc

	2023	+/-	%+/-	**2022**
Operating Activities				
Net Income	-131,553	158,097	55%	-289,651
Adjustments to Net Income				
Accelerator Ventures- Investment	16,004	16,004		
IN,PIGGYBACK NETWORK (5569) - 2	4,871	8,020	255%	-3,149
Loans to officers		-2,000	-100%	2,000
SVB MasterCard (5403) - 2	-36	-72	-200%	36
Total Adjustments to Net Income	**20,839**	**21,952**	**1972%**	**-1,113**
Total Operating Activities	**-110,714**	**180,050**	**62%**	**-290,764**
Investing Activities				
Long- term office equipment	-312	1,405	82%	-1,717
Total Investing Activities	**-312**	**1,405**	**82%**	**-1,717**
Financing Activities				
Owner's Investment	126,477	-185,612	-59%	312,089
Owner's Pay & Personal Expense	5,087	7,169	344%	-2,082
Total Financing Activities	**131,564**	**-178,443**	**-58%**	**310,007**
Net Cash Increase For Period	20,537	3,012	17%	17,526

PiggyBack Network
Statement of Equity
December 31, 2023

	Common Stock				
	Shares Authorized	Shares Issued	Fully Diluted Shares	Fully Diluted Shares Owned	Cash Raised
Common Stock	**10,000,000**	**5,435,000.00**	**5,000,000**	**92%**	**100**
SBC Bold Action			**435,000**	**8%**	**15,000**
Total Common Stock Issued and Outstanding			**5,435,000**		
Convertibles					
Sputnik ATX. SAFE					**$100,000**
Tides Foundation					**$25,000**
Total Convertibles Issued					**$125,000**

1. Summary of Significant Accounting Policies

The Company

The financial statements have been prepared to present the financial position and
results of operations of the following related entities (collectively, the "Company"). The financial
statement only includes information from inception April 21, 2022, through December 31, 2023.

PiggyBack, Inc. was incorporated in the State of Delaware on April 21, 2022.

PiggyBack Network was created by busy parents for busy parents - who know the importance to access to safe, reliable youth transportation.
We reward parents for sharing the ride without taking you out of your way as you get the kids around town. Our mission and vision are rooted
in equitable access to future opportunities by removing the transportation barriers today.
Our motto is simple: More Smiles. Less Miles.

Fiscal Year

The Company operates on a December 31st yearend.

Principles of Consolidation and Basis of Accounting

The financial statements include the accounts of PiggyBack Network, Inc.
The financial statements have been prepared on the cash basis of accounting in
accordance with accounting principles generally accepted in the United States ("GAAP") as
determined by the Financial Accounting Standards Board ("FASB") Accounting Standards
Codification ("ASC").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally
accepted in the United States of America requires the use of management's estimates. These
estimates are subjective in nature and involve judgments that affect the reported amounts of assets
and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results
could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are
sensitive to general business and economic conditions in the United States. A host of factors
beyond the Company's control could cause fluctuations in these conditions. Adverse conditions
may include, recession, downturn or otherwise, local competition or changes in consumer taste.
These adverse conditions could affect the Company's financial condition and the results of its operations.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with three months or less maturities to be cash equivalents. As of December 31, 2023, the Company held no cash equivalents.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.
The Company evaluates the collectability of accounts receivable on a customerbycustomer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2023 the Company has recorded $0 as an allowance for doubtful accounts.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a firstin, firstout basis) or market. At December 31, 2023, the balance of inventory related to finished goods was $0 and the balance related to work in progress was $0.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patent costs are amortized over the useful life of the patent.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straightline method over the assets' estimated useful lives. Office equipment is depreciated over five years.
Repair and maintenance costs are charged to operations as incurred, and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2023. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Illinois.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $589 in revenue from inception of August 19, 2021 through December 31, 2023.

Warranty Reserve

The product contracts entered into generally provide a one to two-year product warranty to customers from the date of shipment. The Company currently estimate the cost of satisfying warranty claims based on analysis of past experience and provide for future claims in the period the revenue is recognized.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $50,139 for the year ending December 31, 2023.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, sharebased compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 201807, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its nonemployee stockbased compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paidin capital.

2. Commitments and Contingencies
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment
Property and equipment consisted of the following at December 31, 2023:
Property and equipment at cost:
Office equipment: $ 4129.13

Less: Accumulated depreciation: - $1652

Total: $ 2477.13

4. Loans Receivable – Related Parties
There are no loans to related parties at this time.

5. Equity Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), consisting of ten million (10,000,000) shares of Class A Common Stock, $0.00001 par value per share. As of December 31, 2023, 5.435,000 shares have been issued and are outstanding.

Preferred Stock
There is no preferred stock issued as of December 31, 2023.

Equity Based Compensation
The equity-based compensation plan authorizes 5,435,000 stock options to be granted. During 2023, the Company issued 435,000 of options to SBC Bold Action. The remaining are available for future issuance.

6. Subsequent Events

The Company has SAFE agreement in place with Sputnik ATX and Tides. The SAFE agreement with Sputnik ATX for $100,000 has a post-money valuation of $3,000,000 with a 70% discount rate. The Safe Agreement with TIdes Foundation for $25,000 has a post-money valuation of $4,000,000 with a 80% discount rate. There are no voting shares attached to either Safe agreement. On November 13th, 2023 the company issued 435,000 shares to SBC Bold Action at a price of .034483 per share for an aggregate purchase price of $15,000